June 28, 2007

Mail Stop 4561

Ms. Denise Barton
Chief Financial Officer
Atlantic Coast Entertainment Holdings, Inc.
c/o Stratosphere Casino Hotel & Tower
2000 Las Vegas Boulevard South
Las Vegas, NV 89104

> **Re:** **Atlantic Coast Entertainment Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Form 10-Q for the quarter ended March 31, 2007**
> **Filed March 19, 2007**
> **File No. 333-110484**

Dear Ms. Barton:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Income, page 24

1.   We note that you sold the operating assets of ACE Gaming on November 17 2006, but have not presented the results of this business as discontinued operations. The fact that you no longer have an operating business does not preclude you from presenting the results of ACE Gaming as discontinued

operations in accordance with paragraphs 42 – 43 of SFAS 144. Please revise your financial statements to present the results of ACE Gaming as discontinued operations for all periods presented.

2.   Please reclassify (gain) loss on disposal of assets in the other income (expense) section below income (loss) from operations. Refer to Rule 5-03 of Regulation S-X.

3.   We note from your disclosure on page 33 that potentially dilutive shares have been excluded from the calculation of diluted EPS because their effect would be anti-dilutive. Please revise the presentation of diluted EPS to reflect the same value as basic EPS for the years 2005 and 2004.

Exhibit 31

4.   Please revise to remove the reference to the certifying officer's title in the introductory paragraph as the certification is to be made in a personal capacity.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief